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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 30, 2003

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒          Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ☐          No ☒

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-    ]

Index to Exhibits

Exhibit No.	Description
1	Profit Announcement for the Year Ending September 30, 2003.
2	2003 Final Dividend—Payment Date and Record Date

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION (Registrant)
Date: October 30, 2003	By:	/s/ MANUELA ADL Manuela Adl SVP & Chief Operating Officer

Media release

        30 October 2003

        Westpac Banking Corporation announced on 30 October 2003, a net profit attributable to equity holders ('net profit') of $2,183 million for the year ended 30 September 2003. Cash earnings(1) attributable to ordinary shareholders was $2,271 million up 1% on 2002.

        Earnings per share(2) were 115.6 cents, down 2% on 2002, and the return on equity(3) was 18.0%.

        Directors have determined to pay a final dividend of 40 cents per share, taking the total dividend for the year to 78 cents, an increase of 11% on the prior year.

        Earnings have been maintained at the same time as Westpac has invested for the future and without the benefit of AGC earnings that were included in the 2002 results.

        Growth in Westpac's lending portfolio has been achieved without compromising asset quality. Stressed loans have declined by a further 9 basis points to 1% of total commitments. The charge for bad and doubtful debts increased by $24 million or 5% on 2002 as a result of higher dynamic provisioning due to increased organic loan growth.

        Westpac's CEO Dr Morgan said: "Today's result shows that Westpac is successfully implementing a range of strategic initiatives, particularly in customer service, that is improving long term earnings sustainability.

        "We have the right balance between growth and return, having again delivered consistent earnings growth despite the earnings dilution arising from the sale of AGC in 2002 and the acquisition of Rothschild Australia Asset Management and BT Funds Management."

        Westpac's leadership in governance and corporate responsibility was again widely recognised with Westpac rated the global sustainability leader in the banking sector by the Dow Jones Sustainability Index for the second year running and was the only company to receive a AAA rating in the Reputex Social Responsibility Ratings.

  Further information: David Lording
                                    Head of Media Relations
                                    61 2 9226 3510

(1)
Net profit attributable to equity holders is calculated in accordance with Australian GAAP. 'Cash earnings' adds back to net profit the amortisation of goodwill and subtracts distributions paid on hybrid equity instruments. We disclose this measure to investors to promote understanding of our past and future performance indicators. This measure should not be construed as superior to GAAP measures. We reconcile our cash earnings to net profit attributable to equity holders on the next page.

(2)
Net profit attributable to equity holders less distributions on other equity instruments divided by the daily weighted average number of ordinary shares.

(3)
Calculated by dividing net profit by average total equity.

US Media and Press Release—Selected Financial Data

        The selected financial data set out below (other than certain percentages and average amounts quoted) have been derived from the consolidated financial statements for Westpac Banking Corporation and its controlled entities ("Westpac") for the years ended 30 September 2001 to 2003, which have been prepared in accordance with Australian generally accepted accounting principles (GAAP).

        The US GAAP information has also been derived from the consolidated financial statements for Westpac, after having made adjustments for US GAAP requirements.

        Translation of our 2003 figures to US currency has been made solely for the convenience of the reader at the rate of AUD1.00 = USD0.6797, the noon buying rate for cable transfers on 30 September 2003, published by the Federal Reserve Bank of New York. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated.

        When necessary, comparative figures for 2002 and 2001 have been adjusted to conform to changes in presentation and classification in 2003.

CONSOLIDATED INCOME STATEMENT DATA

	Year ended
	30 Sept 2003 USD	30 Sept 2003 AUD	30 Sept 2002 AUD	30 Sept 2001 AUD
		(in millions)
Amounts in accordance with Australian GAAP
Interest income	6,813	10,024	9,220	10,258
Interest expense	(3,861)	(5,680)	(5,074)	(6,207)

Net interest income	2,952	4,344	4,146	4,051
Total non-interest income	2,030	2,986	2,978	2,537

Net operating income	4,982	7,330	7,124	6,588
Total operating expenses excluding bad and doubtful debts	(2,669)	(3,926)	(3,995)	(3,570)
Operating profit before bad and doubtful debts and income tax expense	2,313	3,404	3,129	3,018
Bad and doubtful debts	(330)	(485)	(461)	(433)

Profit from ordinary activities before income tax expense	1,983	2,919	2,668	2,585
Income tax expense	(494)	(728)	(471)	(677)
Net profit attributable to outside equity interests	(5)	(8)	(5)	(5)

Net profit attributable to equity holders	1,484	2,183	2,192	1,903

Amounts in accordance with US GAAP
Net income	1,349	1,984	2,579	1,769

Reconciliation of cash earnings

	Year ended
	30 Sept 2003 USD	30 Sept 2003 AUD	30-Sep 2002 AUD	30 Sept 2001 AUD
	(in millions unless otherwise stated)
Net profit attributable to equity holders	1,484	2,183	2,192	1,903
Goodwill amortisation	111	163	100	98
Distributions on other equity instruments	(51)	(75)	(48)	(51)

Cash earnings	1,544	2,271	2,244	1,950

STATEMENT OF FINANCIAL POSITION

	As at
	30 Sept 2003 USD	30 Sept 2003 AUD	30 Sept 2002 AUD	30 Sept 2001 AUD
	(in millions)
Amounts in accordance with Australian GAAP
Assets
Cash and balances with central banks	1,214	1,786	1,669	1,079
Due from other financial institutions	4,102	6,035	5,242	5,094
Trading securities	5,977	8,793	10,643	10,629
Investment securities (market value $3,745m, 2002 $3,216m, 2001 $2,814m)	2,485	3,656	3,313	2,960
Loans	109,072	160,473	135,870	122,250
Acceptances of customers	2,575	3,788	4,788	15,700
Life insurance assets	7,152	10,522	7,566	7,352
Regulatory deposits with central banks overseas	289	425	455	482
Goodwill	1,739	2,558	1,754	1,501
Fixed assets	572	842	815	1,034
Deferred tax assets	693	1,019	587	441
Other assets	14,574	21,442	18,335	21,323

Total assets	150,444	221,339	191,037	189,845

Liabilities
Due to other financial institutions	2,604	3,831	4,731	5,954
Deposits and public borrowings	87,729	129,071	110,763	96,157
Debt issues	20,371	29,970	27,575	27,989
Acceptances	2,575	3,788	4,788	15,700
Current tax liabilities	211	310	537	303
Deferred tax liabilities	167	246	80	403
Life insurance policy liabilities	6,726	9,896	7,163	7,123
Provisions	314	462	1,093	1,038
Other liabilities	17,145	25,225	19,327	20,635

Total liabilities excluding loan capital	137,842	202,799	176,057	175,302

Loan capital
Subordinated bonds, notes and debentures	2,700	3,971	3,795	4,045
Subordinated perpetual notes	389	573	717	793

Total loan capital	3,089	4,544	4,512	4,838

Total liabilities	140,931	207,343	180,569	180,140

Net assets	9,513	13,996	10,468	9,705

Equity
Parent entity interest:
Ordinary shares	2,700	3,972	3,503	1,751
Reserves	(50)	(73)	82	2,819
Retained profits	4,991	7,343	5,930	4,174

Total parent entity interest	7,641	11,242	9,515	8,744

Other equity interests:
New Zealand Class shares	321	471	471	482
Trust Originated Preferred Securities (TOPrSSM)	316	465	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)	445	655	—	—
Trust Preferred Securities (TPS)	769	1,132	—	—

Total other equity interests	1,851	2,723	936	947

Total equity attributable to equity holders of Westpac Banking Corporation	9,492	13,965	10,451	9,691
Outside equity interests in controlled entities (OEI)	21	31	17	14

Total equity	9,513	13,996	10,468	9,705

	As at
	30 Sept 2003 USD	30 Sept 2003 AUD	30 Sept 2002 AUD	30 Sept 2001 AUD
		(in millions)
Average Balances
Total assets	142,993	210,377	186,827	178,196
Loans	103,179	151,801	134,102	118,260
Allowances for loan losses	(1,041)	(1,531)	(1,603)	(1,537)
Acceptances	2,992	4,402	7,707	16,680
Ordinary equity (excluding OEI)	7,459	10,972	9,890	8,795
TOPrS	316	465	465	465
FIRsTS	347	511	—	—
TPS	101	149	—	—
OEI	14	21	16	10
Total equity	8,237	12,118	10,371	9,270
Amounts in accordance with US GAAP
Average total assets	143,285	210,806	187,128	178,198
Average total equity	7,600	11,182	9,999	9,071
Average minority interest	432	635	481	475

ASSET QUALITY DATA

	Year ended
	30 Sept 2003 USD	30 Sept 2003 AUD	30 Sept 2002 AUD	30 Sept 2001 AUD
	(in millions, except for percentages)
Impaired assets
Non-accrual assets
Gross	406	597	648	866
Specific provisions	(108)	(159)	(266)	(299)

Net	298	438	382	567
Restructured loans
Gross	10	15	31	36
Specific provisions	(1)	(2)	(6)	(8)

Net	9	13	25	28

Net impaired assets	307	451	407	595

Provisions for bad and doubtful debts
Specific provisions	109	161	272	307
General provision	947	1,393	1,162	1,294

Total provisions for bad and doubtful debts	1,056	1,554	1,434	1,601

Asset quality
Specific provisions to total impaired assets	26.3%	26.3%	40.1%	34.0%
Total impaired assets to total loans and acceptances(1)	0.37%	0.37%	0.48%	0.65%
Total provisions to total loans and acceptances(1)	0.94%	0.94%	1.01%	1.15%
Total provisions to total impaired assets	253.9%	253.9%	211.2%	177.5%
General provision to non-housing performing loans	1.7%	1.7%	1.7%	1.8%

(1)
Loans are stated before related provisions for bad and doubtful debts.

SUMMARY OF CONSOLIDATED RATIOS

	Year ended
	30 Sept 2003 USD	30 Sept 2003 AUD	31 Sept 2002 AUD	30 Sept 2001 AUD
	(in millions unless otherwise stated)
Average number of ordinary shares outstanding	1,824	1,824	1,812	1,801
Distributions on other equity instruments	51	75	48	51
Ordinary dividends provided for or paid	914	1,345	1,266	1,106
Ratios in accordance with Australian GAAP
Profitability ratios (%)
Net interest margin(1)	2.65	2.65	2.80	3.11
Return on average assets(2)	1.04	1.04	1.17	1.07
Return on average ordinary equity(3)	19.2	19.2	21.7	21.1
Return on average total equity(4)	18.0	18.0	21.2	20.6
Capital Ratio (%)
Average total equity to average total assets	5.8	5.8	5.6	5.2
Total capital ratio (net)	10.5	10.5	9.6	9.9
Earnings Ratios
Basic earnings per ordinary share (cents)(5)	78.6	115.6	118.3	102.8
Fully diluted earnings per ordinary share (cents)(6)	78.4	115.3	117.9	102.4
Dividends per ordinary share (cents)	53	78	70	62
Dividend payout ratio %(7)	67.5	67.5	59.2	60.3
Ratios in accordance with US GAAP
Profitability ratios (%)
Net interest margin	2.65	2.65	2.80	3.11
Net profit attributable to equity holders to average total assets	0.94	0.94	1.38	0.99
Net profit attributable to equity holders to average total equity	17.7	17.7	25.8	19.5
Capital Ratio (%)
Average total equity to average total assets	5.3	5.3	5.3	5.1
Leverage ratio %(8)	4.6	4.6	4.5	4.5
Earnings Ratios
Basic earnings per ordinary share (cents)(5)	73.9	108.8	142.3	98.2
Fully diluted earnings per ordinary share (cents)	73.7	108.4	141.5	97.6
Dividend payout ratio %(7)	71.7	71.7	49.2	63.1

(1)
Calculated by dividing net interest income (including gross up) by average interest bearing assets.
(2)
Calculated by dividing net profit attributable to our equity holders by average total assets.
(3)
Calculated by dividing net profit attributable to our equity holders less distributions on other equity instruments by average ordinary equity.
(4)
Calculated by dividing net profit attributable to our equity holders by average total equity.
(5)
Based on average number of ordinary shares outstanding including 54 million New Zealand class shares and distributions on other equity instruments of A$75m (2002 A$48m, 2001 A$51m).
(6)
Based on average number of shares and share equivalents and after deducting non-converting preference dividends and distributions on other equity instruments from net profit after tax
(7)
Calculated by dividing dividends per ordinary share by basic earnings per share.
(8)
Leverage ratios have been calculated in accordance with guidelines promulgated by the Board of Governors of the Federal Reserve System. The ratio is calculated by dividing Tier 1 capital in accordance with US GAAP by total average assets for leverage capital purposes in accordance with US GAAP.

GROUP FINANCIAL INFORMATION FOR US INVESTORS

Our operating profit and shareholders' equity adjusted to comply with United States generally accepted accounting principles (US GAAP) are:

Twelve months to $m	30 Sept 2003	30 Sept 2003	30 Sept 2002	30 Sept 2001
	US$(1)	A$	A$	A$
Net profit as reported under Australian GAAP	1,484	2,183	2,192	1,903
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown seperately)
Premises and sites	(72)	(106)	15	54
Amortisation of goodwill	111	163	1	(17)
Superannuation (pension) expense	44	64	274	42
Related income tax expense	(13)	(19)	(83)	(12)
Wealth management	(12)	(17)	124	(93)
Related income tax credit/(expense)	3	5	(24)	21
Write-down of available-for-sale securities	(25)	(37)	149	(149)
Employee share option compensation (under APB 25)	(10)	(15)	(8)	(7)
Employee share option compensation (under SFAS 123)	(18)	(27)	(9)	—
Distributions on other equity instruments	(28)	(41)	(48)	(51)
Distributions on other debt instruments	(23)	(34)	—	—
Amortisation of issue costs on other debt instruments	(1)	(2)	—	—
Start-up cost adjustment	—	—	24	6
Related income tax expense	—	—	(7)	(2)
Other non-financial asests	5	7	(39)	—
Related income tax credit/(expense)	2	3	(19)	—
Software capitalisation	(3)	(4)	(11)	(4)
Related income tax credit	1	2	3	1
Effect of initial application of SFAS 133	—	—	—	(86)
Related income tax credit	—	—	—	29
Derivative instruments (under SFAS 133)	(76)	(111)	(13)	196
Related income tax credit/(expense)	18	26	4	(62)
Difference in carrying value of controlled entity sold	—	—	7	—
Restructuring costs	(54)	(79)	67	—
Related income tax credit/(expense)	16	23	(20)	—

Net income according to US GAAP	1,349	1,984	2,579	1,769

Adjustments to determine other comprehensive income under US GAAP
Foreign currency translation	(106)	(156)	(76)	74
Unrealised net gain/(loss) on available-for-sale securities	106	156	(104)	(1)
Reclassification adjustment for (gains)/losses now included in net income	23	34	—	63

Total comprehensive income according to US GAAP	1,372	2,018	2,399	1,905

(1)
Australian dollar amounts have been translated into United States dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.6797, the noon buying rate for cable transfers on 30 September 2003, published by the Federal Reserve Bank of New York.

Twelve months to: $m	30 Sept 2003	30 Sept 2003	30 Sept 2002	30 Sept 2001
	US$(1)	A$	A$	A$
Equity attributable to equity holders of Westpac Banking Corporation as reported under Australian GAAP	9,492	13,965	10,451	9,691
Adsjustments:
Premises and sites	(121)	(178)	(72)	(87)
Goodwill	103	151	(12)	(13)
Superannuation (pension) asset	126	186	141	(57)
Welth management assets (net of tax)	(35)	(52)	(40)	(140)
Available-for-sale securities	33	48	(105)	(150)
Final dividend provided	—	—	651	577
Other equity instruments	(1,085)	(1,597)	(465)	(465)
Other debt instruments	(447)	(657)	—	—
Start-up costs	—	—	—	(17)
Other non-financial assets	(33)	(48)	(58)	—
Capitalised software	(12)	(18)	(16)	(8)
Derivative instruments (under SFAS 133)	(12)	(17)	68	77
Restructuring provisions	(6)	(9)	47	—

Equity attributable to equity holders according to US GAAP	8,003	11,774	10,590	9,408

Total assets as reported under Australian GAAP	150,444	221,339	191,037	189,845
Adjustments:
Premises and sites	(121)	(178)	(72)	(87)
Goodwill	103	151	(12)	(13)
Superannuation (pension) asset	181	266	202	(81)
Wealth management assets	(50)	(74)	(57)	(200)
Available-for-sale securities	31	46	(108)	(150)
Start-up costs	—	—	—	(24)
Other non-financial assets	(47)	(69)	(39)	—
Capitalised software	(18)	(26)	(23)	(11)
Derivative instruments (under SFAS 133)	(10)	(14)	97	110
Provision for bad and doubtful debts	149	219	207	161
Deferred tax assets	73	108	106	219

Total assets according to US GAAP	150,736	221,768	191,338	189,769

Total liabilities as reported under Australian GAAP	140,931	207,343	180,569	180,140
Adjustments:
Final dividend provided	—	—	(651)	(577)
Other debt instruments	447	657	—	—
Restructuring provisions	9	13	(67)	—
Deferred tax liabilities	91	134	208	158
Other liabilities	149	219	207	161
Other equity instruments	1,085	1,597	465	465
Outside equity interest as reported under Australian GAAP	21	31	17	14

Total liabilities according to US GAAP	142,733	209,994	180,748	180,361

Net assets according to US GAAP	8,003	11,774	10,590	9,408

(1)
Australian dollar amounts have been translated into United States dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.6797, the noon buying rate for cable transfers on 30 September 2003, published by the Federal Reserve Bank of New York.

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SIGNATURES